Exhibit 99.1

16 June 2020

Midatech Pharma Plc

(“Midatech” or the “Company”)

Preliminary results for the year ended 31 December 2019

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines announces its audited preliminary results for the year ended 31 December 2019.

Financial highlights

•	Total gross revenue(1) for the year of £0.7m (2018: £1.9m, 2017: £1.0m).

•	Statutory revenue(2) for 2019 of £0.3m (2018: £0.1m, 2017: £0.1m).

•	Subscription, Placing and Open Offer in February 2019 raised £12.3m (net) and Registered Direct Offering in the US in October 2019 raised $2.5m (£1.8m) (net).

•	Receipt of €3.6m (£3.1m) (net) non-dilutive Reindus loan and award of Guazatu loan of €1.5m.

•	Provisional award of a GlioKIDS grant of €2.7m (£2.3m), subject to confirmation of Midatech’s status as an SME, to support a Phase II trial of MTX110.

•	Cash and deposits at 31 December 2019 of £10.9m (2018: £2.3m, 2017: £13.2m).

•	Net loss from continuing operations of £9.1m (2018: £10.4m loss, 2017: £11.7m loss) with net cash inflow in the year of £8.4m (2018: £10.9m outflow, 2017: £4.1m outflow).

•	Tax credit receivable of £1.8m (2018: £1.9m, 2017: £1.2m).

1)	Total gross revenue represents collaboration income from continuing operations plus grant revenue.

2)	Statutory Revenue represents total gross revenue, excluding grant revenue.

Operational highlights

•	First substantive licensing agreement with China Medical System Holdings Ltd (“CMS”) for the Group’s pipeline products for Greater China accompanied by an £8.0m strategic investment in the Company, as part of a Subscription, Placing and Open Offer executed in February 2019.

•	MTX110 received orphan drug designation for malignant glioma including DIPG from the FDA.

Post period end highlights

•	In January 2020, a study of subcutaneous administration of MTD201 compared with traditional intramuscular administration in healthy volunteers showed similar pharmacokinetics and bioavailability, offering the potential for a differentiated, more patient-friendly product profile.

•	In March 2020, an exploratory study was initiated by Columbia University in five patients with DIPG using an alternative convection enhanced delivery system.

•	Also in March 2020, following a General Meeting, the Company’s ordinary shares of £0.00005 each were consolidated on a one-for-20 basis into ordinary shares of £0.001 each. At the same meeting a resolution was passed to change the ratio of the Company's American Depositary Receipts ("ADRs"). This will change from one ADR representing 20 Existing Ordinary Shares to one ADR representing five new ordinary shares.

•	On 31 March 2020, the Company announced a wide-ranging strategic review including termination of MTD201, closure of the Company’s Bilbao operations and a re-alignment of the Board.

•	On 20 April 2020, the Company announced an update to the strategic review including the appointment of an adviser and start of a ‘formal sale process’ under the Takeover Code.

•	On 18 May 2020, the Company announced that it had raised gross proceeds of £4.3m (£3.8m net of expenses) in a combined UK Placing and Registered Direct Offering in the US. The combined offerings resulted in the issuance of 15.8 million new Ordinary Shares and 16.5 million new Warrants.

•	On 8 June 2020, the Company received a letter sent on behalf of Secura Bio, Inc. (“Secura Bio”), dated 1 June 2020, purporting to terminate a License Agreement, dated 5 June 2017 (the “Secura License Agreement”), by and between Midatech Limited and Novartis AG, which Novartis AG subsequently transferred to Secura Bio. Pursuant to the Secura License Agreement, Midatech Limited was granted a non-exclusive worldwide, sublicenseable license to certain patents of panobinostat, the active pharmaceutical ingredient of the Company’s development product MTX110. Midatech Limited’s rights are limited to the treatment of brain cancer in humans, administered by convection-enhanced delivery. The Company plans to continue to pursue development of MTX110 and the strategic review process previously disclosed. The Company is also reviewing with its outside counsel remedies it may have if Secura Bio does not withdraw the notice and otherwise cease to interfere with its ongoing business and strategic review process, which the Company has formally requested. The Company is evaluating available actions to protect its rights under the Secura License Agreement and its assets.

Stephen Stamp, CEO and CFO commented “This has been an extremely difficult period for Midatech with the termination of in-house development of our lead programme, closure of our Bilbao operations and the loss of 47 jobs, over two-thirds of our employees. I should like to recognise the professionalism of the team in making these difficult decisions and the grace with which they have been accepted. Our focus now is to evaluate all available options for extracting maximum value from Midatech’s platform technologies.”

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO

Tel: +44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Freddy Crossley, Emma Earl (Corporate Finance)

James Stearns (Corporate Broking)

Turner Pope Investments (TPI) Limited (Joint Broker)

Andrew Thacker (Corporate Broking)

Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Joseph Green/ Laine Yonker Tel: (646) 653-7030/ 7035 jgreen@edisongroup.com/ lyonker@edisongroup.com

INTRODUCTION

Listed on AIM and NASDAQ, Midatech is headquartered in Cardiff, UK. Following the announcement of a strategic review on 31 March 2020, the Company has terminated in-house development of MTD201 and is in the process of closing down its operations in Bilbao, Spain. After the closure, Midatech’s remaining 20 employees will be focused on extracting value from its technology platforms. On 20 April 2020, the Company provided a further update to the strategic review including the appointment of Noble Capital Markets, Inc. to advise the Board and the initiation of a “formal sale process” under the City Code on Takeovers and Mergers.

TECHNOLOGIES

Midatech is focused on developing products based on its three proprietary platform technologies, designed to deliver therapeutic drugs to the right place at the right time. The Company has three proprietary drug delivery technologies based on 120 granted patents, 70 applications in-process across 36 patent families:

	Q-Sphera™	MidaSolve™	MidaCore™

Technology	Micro-encapsulation PLGA polymer depot system Advanced piezo printing technology Several million microspheres produced per second	Solubilises inherently insoluble drugs Nano inclusion technology for chemotherapeutics Complex has hydrophobic core and hydrophilic surface	Gold nanotechnology to deliver chemo / immuno therapeutics Key attributes are small size and multi-valent binding sites Decorated with therapeutic and targeting moieties

Clinical	Superior sustained-release pharmacokinetics Improves usability, patient experience and compliance Enhanced dosing and administration routes	Converts oral drugs into liquid administration forms Enables infusion directly into the tumour Aim to enhance efficacy and reduce toxicity	Size (2-4nm) improves delivery, targeting, reduces toxicity Enters immune cells to enhance immune responses against tumour cells Research programmes in psoriasis and solid tumours

Manufacture	Scalable, efficient high yield manufacture Modest infrastructure, environmentally very friendly Low CoGS and broad API compatibility Multiple patent families	Simple manufacturing process No solvents, non-toxic Lyophilised powder, long shelf-life Product-specific patents	Simple manufacturing process Modest infrastructure Multiple patent families

We have established proof of concept formulations using all three drug delivery platforms and have been tested in human clinical trials

CHIEF EXECUTIVE’S REVIEW

Introduction

The decisions we took in the second half of 2018 to sell our US sales and marketing business and close our Abingdon R&D facility, while painful at the time, resulted in increased focus and determination to advance our lead programmes through the clinic.

The clarity of our strategy and the simplification of the investment case enabled us to attract new investment, both dilutive and non-dilutive, into the Company during 2019. That, in turn, allowed us to start Phase I studies in each of our two lead programmes and report our MTD201 ‘102 study in January 2020.

Like most development-stage biotech companies, Midatech is reliant on licensing revenues and/or cash injections from investors to fund operations. Unfortunately, in view of the precipitous fall in global capital markets in the first quarter of 2020 and the prospects for raising additional funds and partnering of assets, the Board concluded Midatech could no longer continue to fund MTD201. As a direct consequence, the Company’s operations in Bilbao which are largely dedicated to the manufacturing and scale-up of MTD201, will be closed. Significant progress was made in the development of MTD201 during 2019 and early 2020 and the asset remains available for licensing to a third party.

R&D progress

Our R&D strategy remains clear and robust. By applying our proprietary drug delivery technology to existing approved medicines, we can make them better, generate new products, and/or give products new patent life. We do not take typical ‘biotech’ risks on the side effects or efficacy of the medicine, since these are already approved products. We only need prove that our technology delivers the drug as required and confers one or more advantages over the originator product such as usability, greater efficacy, lower side effects, ease of manufacture and/or lower cost to the payer.

MTD201 (octreotide using Q-Sphera technology)

The ‘101 Phase I study which reported in August 2018 in 24 healthy volunteers comparing MTD201 with Sandostatin LAR (SLAR) demonstrated MTD201 had a host of advantages over SLAR. These include a longer dosing profile, less inter patient release kinetics variability, no initial burst release, smaller needle gauge resulting in less painful injections and injection site reactions and quicker, simpler reconstitution of the product. Based on extensive regulatory and opinion leader input, we determined that developing MTD201 as a differentiated product would be more valuable commercially and medically than a generic version of SLAR. We initiated the ’102 Phase I study in 28 healthy volunteers comparing subcutaneous versus intramuscular administration of MTD201 which reported headline data in January 2020 and showed similar kinetics and bioavailability for the two routes of administration. These latest results further differentiated MTD201 from SLAR and offer the potential for patients to administer therapy themselves at home, significantly reducing the frequency of hospital visits and therefore payer costs.

Our two Phase I trials have already established a number of key advantages of MTD201 compared with the currently available therapies in the market as illustrated in the following table:

Demonstrated Advantages of MTD201 vs. Sandostatin LAR	Study Information				Status
	Clinical Study	Phase	Subjects	Design
Favourable release profile (with intramuscular injection)	MTD201-101	Phase I	24 healthy volunteers	Randomized, double blind	Completed
Minimal burst release
Less painful injections & injection site reactions
Smaller needle gauge
Quicker, simpler reconstitution and injection
Confirmation of higher strengths (30mg – 90mg)	MTD201-Lab	Research	None	Laboratory research	Completed
Subcutaneous dosing in addition to intramuscular dosing	MTD201- 102	Phase I	24 healthy volunteers	Randomized, open label	Completed, preliminary data

The next step for MTD201 would be the preparation for the pivotal trial in acromegaly. These preparations were underway and a CRO had been appointed to manage the trial. Following the Board’s decision in March 2020 to terminate in-house development of MTD201, all MTD201 activities are being wound down as expeditiously as possible.

MTX110 (panobinostat using MidaSolve technology)

DIPG is an intractable cancer of the brain, most common in children. MTX110 may be an important advancement in transforming patient outcomes. Our ‘101 Phase I study being conducted by UCSF requires the recruitment of one more patient in the first in-human clinical trial of MTX110 and is expected to report safety and tolerability in mid 2020. This study which includes dose escalation, is designed to confirm the dose for a Phase II trial of safety and efficacy study in 19 patients with Kinderspital, Zurich and the Princess Máxima Center, Utrecht using a Convection Enhanced Delivery (CED) system whereby MTX110 will be infused under slight pressure directly into and around the tumour. The primary endpoint of the study will be patient survival rates after 12 months. Start of the Zurich / Utrecht study was contingent on the receipt of the €2.7 million GlioKIDS grant from the EU. Receipt of this grant, which was provisionally awarded in December 2019, is dependent upon confirmation of Midatech falls within the EU definition of an SME. Following the successful fundraising in May 2020, the Phase II trial will now move ahead. We have also initiated an exploratory trial in five patients with DIPG at Columbia University, New York using an alternative CED infusion system although recruitment may be impacted by restrictions on movement of patients due to COVID-19.

MTX110 was awarded orphan drug designation for DIPG in October 2019 and, subject to further favourable results from the studies, we could pursue accelerated approval, a fast track process generally reserved for orphan conditions where there are no existing treatments.

We are evaluating other indications in which MTX110 might make a difference.

MidaCore

Whilst we have directed our resources to the MTD201 and MTX110 products, there are several early phase programmes based on the MidaCore gold nanoparticle targeted delivery platform that may be progressed, subject to receiving further funding. First among these will be MTX114, a topical methotrexate-complexed gold nanoparticle that has been shown to be better tolerated and more effective than systemic methotrexate in animal psoriasis models.

Financing activities

Like many companies in our sector, funding and therefore resource allocation is an ongoing challenge. We met this challenge head-on in 2019, raising a total of £17.2 million in additional funding, net of expenses. This included £3.1 million of non-dilutive funding and £14.1 million of equity and equity-related funding. The company recognised £1.1m as a warrant liability in relation to the fundraising completed on NASDAQ in October 2019 (note 8).

Non-dilutive funding in the year was a €6.6 million (£5.6 million) loan under the Spanish Government's Reindus programme, offset by a deposit by the Company of €3.0 million (£2.5 million). In addition, we were awarded a €1.5 million (£1.3 million) soft loan (Guazatu) from the Basque regional government, which was not drawn down during 2019. Both loans were earmarked to support the commercial scale-up for MTD201 and the Q-Sphera™ platform in our Bilbao manufacturing site. As a result of the Strategic Review announced in March 2020 the Reindus loan will be repaid and the Guazatu loan cancelled following the decision to terminate inhouse development of MTD201 and close Bilbao operations. In December 2019 we were awarded, subject to meeting the EU’s definition of an SME, of a grant from the EU of €2.7 million (£2.3 million) to support the Phase II trial of MTX110 in DIPG at Kinderspital, Zurich and Princess Máxima Center, Utrecht.

In terms of equity and equity-related financings, there were two events. In February 2019, we raised a total of £12.3 million, net of expenses, from a combined subscription, placing and open offer of “Units” comprising one ordinary share at 3.85p and one warrant exercisable at 50p, adjusted to 77p and £10.00 respectively on a post share consolidation basis. Of the total invested, £8.0 million was subscribed by China Medical System Holdings Limited (CMS) in parallel with an important and wide-reaching license agreement described below, with the remainder coming from UK institutional and individual investors. In October 2019, we utilised our NASDAQ listing for the first time to raise $2.5 million (£1.8 million) net of expenses at $1.00 per American Depositary Share (ADS) in a “Registered Direct Offering”. Each ADS issued had one warrant attached exercisable at $1.25. At the time, each ADS represented 20 ordinary shares.

Licensing and Technology Partnerships

In line with our strategy to partner our products at key value inflexion points, and for the first time with human data in hand for MTD201, we have geared up our business development and licensing capabilities.

Our first substantive license agreement was signed in February 2019 with CMS, simultaneously with their £8 million equity investment. Under the terms of the wide-ranging licence agreement, CMS has rights to develop and commercialise the Company’s pipeline of products, at its cost, in Greater China and certain countries in South East Asia. This includes promotion through its network of around 2,800 sales staff in China alone. Subject to certain milestones being achieved, Midatech will receive regulatory and sales-based payments, as well as royalty payments. In addition, CMS may identify further product opportunities using Midatech’s technologies beyond our current focus. Midatech would undertake the initial development on CMS’ behalf, funded by CMS. If such products obtain marketing approval, CMS would own the rights in the territories covered by the agreement and Midatech would retain the rights in the rest of the world, including the US and Europe. CMS also provides manufacturing options for Midatech products, with an impressive manufacturing capability and facility based in Shenzhen, China.

Under our collaboration with Emergex, they are using our MidaCore gold nanoparticle technology to develop vaccines for infectious viral illnesses such as Ebola and Dengue Fever.

Strategic Review

On 31 March 2020 we announced the Board had initiated a wide-ranging strategic review of its operations. The Board concluded that, in the context of its cash runway, the Company was unlikely to conclude a license transaction or raise sufficient funds to continue the required remaining investment in MTD201 on a timely basis. The Board therefore decided to terminate further in-house development of the MTD201 programme with immediate effect. The Company will continue to seek licensing partners for this asset.

In line with the decision to terminate MTD201, the Board also took the difficult decision to close the Company’s MTD201 dedicated manufacturing facilities in Bilbao and offer redundancy to all 42 employees. In accordance with Spanish law, the Company engaged in a period of consultation with its Bilbao based employees. In addition, a further five UK-based employees in clinical research and administrative roles were offered redundancy.

Following these changes, Midatech’s remaining 20 employees and operations are concentrated in Cardiff. With the exception of our commitments with respect to MTX110 clinical trials, we have no plans to undertake additional trials in humans unless a license partner or grant funding has been secured.

On 20 April 2020, we announced an update to the strategic review of operations including the appointment of Noble Capital Markets, Inc. to advise the Company on options for extracting value from its technologies. These options include partnering our clinical stage assets, partnering existing and upcoming proof of concept formulations, partnering or selling one or more of its technologies or selling the entire company. A sale of the Company would be by way of a ‘Formal Sale Process’, as defined by The City Code on Takeovers and Mergers, or Takeover Code. Pursuant to the Formal Sales Process the Company and our advisers are able to conduct discussions with a range of potential offerors without the requirement to publicly identify interested parties as ordinarily required under Rule 2.4a) and Rule 2.4b of the Takeover Code. As a result of the announcement of the Formal Sales Process, we are considered to be in an ‘Offer Period’ under the Takeover Code. . The Company is in early discussions with a number of potentially interested parties. Certain parties have expressed an interest in particular assets of the Company, others have expressed an interest in the entire Company. While we expect to complete the strategic review in the second half of 2020, there can be guarantee will results in a successful transaction or transactions.

COVID-19

We established a COVID-19 task force in mid-March 2020 with the objectives of safeguarding the health and wellbeing of our staff members and monitoring the impact on our vendors and collaborators. From mid-March, our employees have for the most part been working from their homes with only very few colleagues working in our Cardiff laboratories at any one time. Our expectation is that the COVID-19 pandemic is likely to negatively affect businesses globally for an indeterminate period and that, once the pandemic is under control, recovery to normalisation will not be instantaneous. Accordingly, we believe governmental limitations on travel will certainly cause delays to timelines. These delays may be the result of a limitation on the number of staff permitted in our facilities at any one time or delays in our vendor’s supply chains. In addition, delays are likely in the recruitment and execution of clinical trials as prospective and enrolled patients are unable to visit clinical sites. We require one more patient in our MTX110 Phase I trial at UCSF before that trial can report safety and tolerability and a recommended dose established for a Phase II trial.

It is not possible to quantify the impact of COVID-19 and resultant delays on Midatech until it becomes clear that the global crisis has abated, and a normalisation of the business environment can be foreseen with confidence.

Outlook

The implications of our strategic review and the ongoing impact of COVID-19 has had a dramatic impact on Midatech. Despite the cost-cutting measures announced, our cash resources are limited and there can be no certainty that we will be able to secure milestone payments from licensee partners and/or raise additional funds before our cash runway runs out in early 2021. Accordingly, the Board is considering all possible strategies to optimise outcomes for stakeholders.

In the meantime, our near term goal is to deploy our proprietary drug delivery technologies to formulate a compelling portfolio of novel first-in-class sustained release formulations of products with significant commercial potential for licensing to pharmaceutical company partners at proof-of-concept stage.

I look forward to a busy and productive 2020. On behalf of the Board, I would like to thank all our stakeholders; investors, partners and employees for their continued support.

FINANCIAL REVIEW

Following the sale of Midatech’s commercial operations in the US in November 2018, and the closure of the Abingdon R&D centre, 2019 was a year of consolidation and re-focus as a drug delivery technology company. The strategic review announced on 31 March 2020 resulted in a further narrowing of focus of operations and significant expected closure and redundancy costs which are described below.

Introduction

Midatech Pharma plc (the "Company") was incorporated as a company on 12 September 2014 and is domiciled in England and Wales.

Financial analysis

Key performance indicators (from continuing operations)

	2019		2018		Change

Total gross revenue(1)	£0.7	m	£1.9	m	(65)%
Statutory revenue	£0.3	m	£0.1	m	109%
R&D costs	£7.8	m	£9.4	m	(16)%
R&D as % of operating costs	65%		68%		n/a
Loss from continuing operations	£(9.1	)m	£(10.4	)m	12%
Net cash inflow/(outflow) for the year	£8.4	m	£(10.9	)m	n/a
Average headcount	65		85		(24)%

(1)	Total gross revenue represents collaboration income from continuing operations plus grant revenue.

For the year ended 31 December 2019, Midatech generated consolidated total gross revenue of £0.7m (2018: £1.9m), a decrease of 65% on the prior year. Statutory Revenue for the year was £0.3m (2018: £0.1m), the difference between gross and statutory revenue being grant revenue of £0.4m (2018: £1.8m).

Research and development expenditure

Research and development costs decreased 16% to £7.8m (2018: £9.4m) in the year primarily due to lower research and development headcount costs and associated overheads of £2.18m offset by £0.66m of higher clinical development costs, primarily associated with our lead clinical programs, MTD201 and MTX110. R&D expenses in 2019 included:

•	Completion of the second Phase I study in 24 healthy volunteers of MTD201, which demonstrated similar pharmacokinetics and bioavailability from subcutaneous administration of MTD201 compared with traditional intramuscular administration; and

•	Continuation of our Phase I safety and tolerability study of MTX110 with UCSF in DIPG.

Distribution costs, sales and marketing

Distribution costs, sales and marketing costs in 2019 were £0.3m (2018: £nil) representing certain market and payor research expenses associated with our pipeline R&D products.

Administrative costs

Administrative costs in the year decreased 13% to £3.8m (2018: £4.4m) reflecting higher foreign exchange losses of £0.44m and a loan redemption penalty and other costs relating to the early repayment of the MidCap Credit Agreement of £0.30m in 2018, offset by a reduction in accommodation and other overheads as a result of closure of the Abingdon facility.

Loss from discontinued operations

Loss from discontinued operations relates to the sale of Midatech Pharma US(MPUS) in November 2018. The loss of £0.9m expense in 2019 is the impairment of a deposit paid by Midatech pursuant to an indemnity claim following the sale of MPUS to Barings LLC in November 2018. Under the terms of the sale and purchase agreement, Midatech indemnified the purchaser against, inter alia, any liability related to any prescription drug user fee amounts owed to the FDA under the Prescription Drug Fee User Act (“PDUFA”) by MPUS for the United States government’s fiscal year ended 30 September 2018. Since paying the deposit, Midatech has requested a waiver from the FDA a number of times without success. Loss from discontinued operations of £4.7m in 2018 includes net losses after tax of MPUS of £3.3m and loss on disposal of £1.4m.

Staff costs

During the year, the average number of staff decreased to 65 (2018: 85), reflecting the closure of the Abingdon R&D facility. Total staff cost for continued operations fell by 22% to £3.4m (2018: £4.4m). Total staff costs for discontinued operations in 2019 were £nil (2018: £1.8m).

Capital expenditure

The total cash expenditure on property plant and equipment in 2019 was £0.3m (2018: £0.2m), largely in respect of investment in our small-scale manufacturing and R&D facility in Bilbao, Spain. Property, plant and equipment with a net book value of £0.2m was sold or written off as part of the closure of the Abingdon R&D facility in 2018.

Other comprehensive income

Other comprehensive income in 2019 comprised a foreign exchange loss of £0.2m (2018: gain of £1.2m) arising on retranslation of Midatech’s non-UK operations. In 2018, a foreign exchange loss of £3.8m was realised on the disposal of MPUS.

Impact of IFRS 16

Prior to the implementation of IFRS 16, leases classified as operating leases were not recorded as related assets and liabilities; instead lease payments were spread on a straight-line basis over the lease term. By contrast, IFRS 16 requires us to recognise right-of-use assets and lease liabilities on our Balance Sheet for all contracts that are, or contain, a lease.

 We implemented IFRS 16 with effect from 1 January 2019, applying the modified retrospective adoption method and therefore have not re-stated periods prior to that date. At 31 December 2019 we recorded, in respect of our operating leases, right-of-use assets of £1.1m, offset by accumulated depreciation of £0.3m, for a net book value of £0.8m.

 Instead of recognizing an operating expense for our operating lease payments, under IFRS 16 we instead recognise interest on our lease liabilities and amortization on our right-of-use assets. In 2019, we recognised £0.02m interest in respect of leases previously recorded as operating leases.

Cash flow

Net cash outflow from operating activities in 2019 was £6.5m (2018: outflow £13.5m) driven by a net loss of £10.1m (2018: loss £15.0m) and after positive movements in working capital of £1.8m (2018: negative £1.5m), taxes received of £1.9m (2018: £1.4m) and other net negative adjustments for non-cash items totalling £0.1m (2018: positive £1.7m).

Investing activities outflow in 2019 of £3.8m (2018: inflow of £9.0m) comprised purchases of property, plant and equipment of £0.3m (2018: £0.2m) and the purchase of a long term asset of £2.5m as security for the loan received from the Spanish Government under the Reindus Program. The remaining investing activities outflow of £1.0m in 2019 related to the disposal of MPUS (2018: inflow £9.3m).

Financing activities inflow in 2019 of £18.7m (2018: outflow of £6.5m) was driven by the receipt of Government loans of £5.6m offset by a related deposit of £2.5m and net cash inflow from share issues of £14.1m (2018: £nil). Financing activities outflow in 2018 included the repayment of the MidCap financial loan including early redemption penalty of £5.8m.

As a result of the foregoing, net cash inflows for the year were £8.4m (2018: outflow of £10.9m).

Capital structure

Following approval by shareholders at a General Meeting of the Company on 2 March 2020, the Ordinary Shares of 0.005 pence each were consolidated on a one for 20 basis with effect from 3 March 2020 with new ISIN GB00BKT14T00. Consequently, Midatech’s capital structure on a pre- and post-consolidation basis as at 31 December 2019 was as follows:

	Pre-consolidation Ordinary Shares of 0.005 pence	Post-consolidation Ordinary Shares of 0.1 pence
Ordinary Shares	469,899,613	23,494,981
Warrants 2022 exercisable at £0.50 (post consolidation £10.00)	313,846,440	15,692,276
Warrants exercisable at $0.0625 (post consolidation, ratio change $1.25)	63,000,000	3,150,000
Midatech options	6,720,222	336,026
Warrants assumed in connection with DARA acquisition	92,480	4,624
Options assumed in connection with DARA acquisition	57,150	2,857

In addition, there were 1,000,001 deferred shares of £1 each, unaffected by the consolidation.

As a consequence of the consolidation, per share amounts have been restated based on one twentieth of the weighted average number of Ordinary Shares outstanding during the year, being 18,330,588 (2018 restated: 3,056,303).

Strategic Review

The Company announced a wide ranging strategic review of its operations. Having concluded it was unlikely the Company could execute a fundraise under prevailing market conditions and/or secure a licensee on a timely basis, the Board decided to terminate further in-house development of MTD201. In line with its termination, the Board also decided to close the Company’s MTD201 dedicated facilities in Bilbao and offer redundancy to all 42 Bilbao based employees. At the same time, five UK employees in clinical operations and administration were also made redundant. The estimated one-time cash outflows and non-cash costs of these actions are expected to be as follows:

Estimated cash outflow £000
Staff redundancy	933
Repayment of loans, net of deposit returned	3,569
Property lease termination costs	-
Settlement of finance leases	130
Repayment of grant funding	230
Other	70
4,933

Estimated non-cash costs £000
Impairment of acquired IPRD	9,300
Impairment of goodwill	2,291
Write down of tangible assets to net realisable value	975
Right of use asset - IFRS 16	(61)
Other	(186)
12,319

The cash outflows and non-cash costs will be reflected in the Company’s financial statements for the year ending 31 December 2020.

Going Concern

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended December 31, 2019, the Group incurred a consolidated loss from operations of £10.1 million and negative cash flows from operations of £6.5 million. As of December 31, 2019, the Group had an accumulated deficit of £99.8 million.

The Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at December 31, 2019, the Group had cash and cash equivalents of £10.93m. In May 2020, the Group completed an equity offering, raising £3.8m net of costs. The Directors forecast that the Group currently has enough cash to fund its planned operations into the second quarter of 2021.

The Group’s future viability is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations and to successfully obtain regulatory approval to allow marketing of its development products. The group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. For example, due to the Group’s current and forecasted cash position, on 31 March 2020, the Directors made the decision to cease certain of the Group’s research and development programs, close its Spanish operations and make certain terminations within its UK operations. In connection with the strategic review announced on the same date, the Directors are in the process of seeking to license or assign one or more of the Group’s technologies to a partner or, alternatively, to seek a buyer for the Company. Any or all of these transactions may be on unfavorable terms.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next five years including the period twelve months from the date of approval of the consolidated financial statements.  These forecasts show that further financing will be required before the second quarter of 2021 assuming, inter alia, that certain development programs and other operating activities continue as currently planned.  This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and parent company’s ability to continue as a going concern.

In addition, the global spread of the pandemic COVID-19 virus places increased uncertainty over the Directors’ forecasts. The restrictions placed and being placed on the movement of people will likely cause delays to some of the Group’s plans. The scale of the impact of COVID-19 is evolving and it is difficult to assess to what extent, and for how long, it will cause delays to the Group’s operations. The Directors have established a COVID-19 task force internally to monitor the impact of COVID-19 on the business and prioritize activities to minimize its effect.

In addition to utilizing the existing cash reserves, as part of the Group’s ongoing strategic review, the Directors and its advisors are evaluating a number of near-term funding options potentially available to the Group, including fundraising, the partnering of assets and technologies or the sale of the Company. After considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

Macro-economic environment

The United Kingdom completed its exit from the European Union on 31 January 2020 although a transition period is expected to continue until December 31, 2020, by which time the United Kingdom is expected to negotiate a new trade agreement with the EU. It is unknown what terms will emerge from a new trade agreement between the UK and the EU, and the impact of market risks is uncertain. Depending on the terms of any such agreement, there may be an impact on the general and economic conditions in the United Kingdom that could have a negative effect on our business. Subject to meeting the EU’s definition of an SME, we were provisionally awarded the GlioKIDS grant by the EU in December 2019; our expectation is that it is unlikely we will receive further grants from the EU.

A novel strain of coronavirus, COVID-19, first discovered in Wuhan, China has spread globally and been recognised by the WHO as a ‘pandemic’. Apart from the devastating effect on public health, COVID-19 has had a widespread impact on business confidence and global capital markets. In addition to the potential impact on our clinical trial operations, the availability of certain equipment and products used in our operations and our ability to raise additional capital. This pandemic is considered to be a post balance sheet event.

Consolidated Statements of Comprehensive Income

For the year ended 31 December

	Note	2019 £’000		2018 £’000		2017 £’000
Revenue		312		149		149
Grant revenue		362		1,789		840
Total revenue		674		1,938		989
Other income		15		–		–
Research and development costs		(7,843)		(9,359)		(8,329)
Distribution costs, sales and marketing		(323)		–		(170)
Administrative costs		(3,841)		(4,394)		(4,266)
Impairment of intangible assets		-		–		(1,500)
Loss from operations		(11,318)		(11,815)		(13,276)
Finance income	2	492		2		415
Finance expense	2	(97)		(587)		(109)
Loss before tax		(10,923)		(12,400)		(12,970)
Taxation	3	1,785		2,032		1,265
Loss from continuing operations		(9,138)		(10,368)		(11,705)
Loss from discontinued operations net of tax		(947)		(4,662)		(4,359)
Loss for the year attributable to the owners of the parent		(10,085)		(15,030)		(16,064)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Exchange (losses)/gains arising on translation of foreign operations		(207)		1,156		(1,233)
Exchange losses realised on disposal of subsidiaries		–		(3,842)		–
Total other comprehensive loss net of tax		(207)		(2,686)		(1,233)
Total comprehensive loss attributable to the owners of the parent		(10,292)		(17,716)		(17,297)
Loss per share
Continuing operations
Basic and diluted loss per ordinary share - pence	4	(50	)p	(339	)p	(456	)p
Discontinued operations
Basic and diluted loss per ordinary share - pence	4	(5	)p	(153	)p	(170	)p

Consolidated statements of financial position

At 31 December

Company number 09216368	Note	2019 £’000	2018 £’000	2017 £’000
Assets
Non-current assets
Property, plant and equipment		2,154	1,983	2,529
Intangible assets	5	12,379	12,374	27,647
Other receivables due in greater than one year		2,625	469	465
		17,158	14,826	30,641
Current assets
Inventories		-	–	941
Trade and other receivables		992	1,323	3,242
Taxation		1,817	1,952	1,196
Cash and cash equivalents		10,928	2,343	13,204
		13,737	5,618	18,583
Total assets		30,895	20,444	49,224
Liabilities
Non-current liabilities
Borrowings	7	5,670	884	6,185
Provisions		-	165	–
		5,670	1,049	6,185
Current liabilities
Trade and other payables		4,494	2,103	8,002
Borrowings	7	412	368	361
Provisions		97	–	–
Derivative financial liability	8	664	–	–
		5,667	2,471	8,363
Total liabilities		11,337	3,520	14,548

CONSOLIDATED STATEMENTs OF FINANCIAL POSITION(continued)

At 31 December

	Note	2019 £’000	2018 £’000	2017 £’000
Issued capital and reserves attributable to owners of the parent
Share capital	9	1,023	1,003	1,003
Share premium		65,879	52,939	52,939
Merger reserve		53,003	53,003	53,003
Foreign exchange reserve		(508)	(301)	2,385
Accumulated deficit		(99,839)	(89,720)	(74,654)
Total equity		19,558	16,924	34,676
Total equity and liabilities		30,895	20,444	49,224

Consolidated statements of cash flows

For the year ended 31 December

	Note	2019 £’000	2018 £’000	2017 £’000
Cash flows from operating activities
Loss for the year		(10,085)	(15,030)	(16,064)
Adjustments for:
Depreciation of property, plant and equipment	10	979	1,016	983
Depreciation of right of use asset	10	303	–	–
Amortisation of intangible fixed assets	12	3	434	1,577
Loss on disposal of fixed assets		–	165	27
Impairment of intangible assets	12,13	-	–	1,500
Finance income	7	(492)	(2)	(415)
Finance expense	7	97	587	166
Share-based payment expense	5	(34)	(36)	520
Taxation	8	(1,785)	(2,032)	(1,265)
Loss on sale of subsidiary	4	–	1,407	–
Loss from discontinued operations, net of tax	4	947	–	–
Foreign exchange (gains)/losses		(140)	130	–
Cash flows from operating activities before changes in working capital		(10,207)	(13,361)	(12,971)
Decrease/(Increase) in inventories		-	347	(202)
Decrease/(Increase) in trade and other receivables		725	1,030	(968)
Increase/(Decrease) in trade and other payables		1,141	(2,995)	(267)
(Decrease)/Increase in provisions		(68)	165	–
Cash used in operations		(8,409)	(14,814)	(14,408)
Taxes received		1,920	1,364	1,455
Net cash used in operating activities		(6,489)	(13,450)	(12,953)

Consolidated statements of cash flows(continued)

For the year ended 31 December

	Note	2019 £’000	2018 £’000	2017 £’000
Investing activities
Purchases of property, plant and equipment	10	(310)	(244)	(707)
Proceeds from disposal of fixed assets		–	25	–
Purchase of intangibles	12	(9)	–	(778)
Long term deposit for guarantee for Government loan		(2,549)	-	-
Disposal of discontinued operation, net of cash disposed of	4	–	9,259	–
Deposit paid in connection with disposed subsidiary	4	(947)	–	–
Interest received		8	2	15
Net cash (used in)/ generated from investing activities		(3,807)	9,042	(1,470)
Financing activities
Interest paid		(30)	(587)	(111)
Receipts from sub-lessors		107	-	-
Amounts paid on lease liabilities (2018 & 2017: Amounts paid on finance leases)		(450)	(64)	(25)
Repayment of borrowings		(577)	(5,821)	(552)
Proceeds from bank borrowings		–	–	5,237
Proceeds from Government loan		4,436	-	-
Proceeds from Government subsidy		1,139	-	-
Share issues including warrants, net of costs	16	14,108	–	5,728
Net cash generated from/(used in) financing activities		18,733	(6,472)	10,277
Net increase/(decrease) in cash and cash equivalents		8,437	(10,880)	(4,146)
Cash and cash equivalents at beginning of year		2,343	13,204	17,608
Exchange gains/(losses) on cash and cash equivalents		148	19	(258)
Cash and cash equivalents at end of year	16	10,928	2,343	13,204

Consolidated statements of changes in equity

For the year ended 31 December

	Share capital £’000	Share premium £’000	Merger reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2019	1,003	52,939	53,003	(301)	(89,720)	16,924
Loss for the year	–	–	–	–	(10,085)	(10,085)
Foreign exchange translation	–	–	–	(207)	–	(207)
Total comprehensive loss	1,003	52,939	53,003	(508)	(99,805)	6,632
Transactions with owners
Shares issued on 26 February 2019	17	13,388	–	–	–	13,405
Costs associated with share issue on 26 February 2019	–	(1,120)	–	–	–	(1,120)
Shares issued on 29 October 2019	3	1,211	–	–	–	1,214
Costs associated with share issue on 29 October 2019	–	(539)	–	–	–	(539)
Share-based payment charge	–	–	–	–	(34)	(34)
Total contribution by and distributions to owners	20	12,940	–	–	(34)	12,926
At 31 December 2019	1,023	65,879	53,003	(508)	(99,839)	19,558

	Share capital £’000	Share premium £’000	Merger reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2018	1,003	52,939	53,003	2,385	(74,654)	34,676
Loss for the year	–	–	–	–	(15,030)	(15,030)
Reclassification of foreign exchange on disposal	–	–	–	(3,842)	–	(3,842)
Foreign exchange translation	–	–	–	1,156	–	1,156
Total comprehensive loss	–	–	–	(2,686)	(15,030)	(17,716)
Share-based payment charge	–	–	–	–	(36)	(36)
Total contribution by and distributions to owners	–	–	–	–	(36)	(36)
At 31 December 2018	1,003	52,939	53,003	(301)	(89,720)	16,924

Consolidated statements of changes in equity(cONTINUED)

	Share capital £’000	Share premium £’000	Merger reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2017	1,002	47,211	53,003	3,618	(59,110)	45,724
Loss for the year	–	–	–	–	(16,064)	(16,064)
Foreign exchange translation	–	–	–	(1,233)	–	(1,233)
Total comprehensive loss	–	–	–	(1,233)	(16,064)	(17,297)
Transactions with owners
Shares issued on 16 October 2017	1	6,157	–	–	–	6,158
Costs associated with share issue	–	(429)	–	–	–	(429)
Share option charge	–	–	–	–	520	520
Total contribution by and distributions to owners	1	5,728	–	–	520	6,249
At 31 December 2017	1,003	52,939	53,003	2,385	(74,654)	34,676

Notes forming part of the financial statements

For the year ended 31 December 2019

1.	Basis of preparation

The consolidated financial statements of the Group are prepared on a going concern basis, in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union, the IFRS Interpretations Committee (IFRS-IC) interpretations and those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared on a historical cost basis except that the following assets and liabilities are stated at their fair value: certain financial assets and financial liabilities measured at fair value, and liabilities for cash-settled share-based payments.

The financial information contained in this final announcement does not constitute statutory financial statements as defined in Section 435 of the Companies Act 2006. The financial information has been extracted from the financial statements for the year ended 31 December 2019 which have been approved by the Board of Directors, and the comparative figures for the year ended 31 December 2018 and 31 December 2017 are based on the financial statements for that year.

The financial statements for 2018 and 2017 have been delivered to the Registrar of Companies and the 2019 financial statements will be delivered after the Annual General Meeting.

The auditor’s report for the Company’s 2019 Annual Report and Accounts was unqualified but did draw attention to the material uncertainty relating to going concern. The auditor’s report did not contain statements under s498(2) or (3) of the Companies Act 2006

Whilst the financial information included in this results announcement has been prepared in accordance with International Financial Reporting Standards (IFRSs) this announcement does not itself contain sufficient information to comply with IFRSs. The information in this results announcement was approved by the board on 15 June 2020.

The Directors confirm that, to the best of their knowledge, this condensed set of consolidated financial statements has been prepared in accordance with the AIM Rules.

Going Concern

The Group and parent company are subject to a number of risks similar to those of other development and early-commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenue from the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of its pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfil the Group’s commercial and development activities and generating a level of revenue adequate to support the Group’s cost structure.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. As of the date of these Financial Statements, the Group’s operations have been significantly curtailed temporarily due to restrictions imposed by governments.

The Group cannot reasonably estimate the length or severity of this pandemic and related restrictions. Some factors from the COVID-19 outbreak that the company believe will adversely affect current and planned drug development activities include:

•	the diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring;

•	interruption in global shipping affecting the transport of clinical trial materials, such as investigational drug product used in our trials; and

•	employee absences that delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

The Group and Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended December 31, 2019, the Group incurred a consolidated loss from operations of £10.1 million and negative cash flows from operations of £6.5 million. As of December 31, 2019, the Group had an accumulated deficit of £99.8 million.

The Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at December 31, 2019, the Group had cash and cash equivalents of £10.93 million. In May 2020, the Group completed an equity offering, raising £3.7m net of costs. The Directors forecast that the Group currently has enough cash to fund its planned operations into the second quarter of 2021.

The group’s future viability is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations and to successfully obtain regulatory approval to allow marketing of its development products. The group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. For example, due to the Group’s current and forecasted cash position, on 31 March 2020, the Directors made the decision to cease certain of the Group’s research and development programs, close its Spanish operations and make certain terminations within its UK operations. In connection with the strategic review announced on the same date, the Directors are in the process of seeking to license or assign one or more of the Group’s technologies to a partner or, alternatively, to seek a buyer for the Company. Any or all of these transactions may be on unfavorable terms.

The directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next five years including the period twelve months from the date of approval of the consolidated financial statements.  These forecasts show that further financing will be required before the second quarter of 2021 assuming, inter alia, that certain development programs and other operating activities continue as currently planned.  This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and parent company’s ability to continue as a going concern.

In addition, the global spread of the pandemic COVID-19 virus places increased uncertainty over the Directors’ forecasts. The restrictions placed and being placed on the movement of people will likely cause delays to some of the Group’s plans. The scale of the impact of COVID-19 is evolving and it is difficult to assess to what extent, and for how long, it will cause delays to the Group’s operations. The Directors have established a COVID-19 task force internally to monitor the impact of COVID-19 on the business and prioritize activities to minimize its effect.

In addition to utilizing the existing cash reserves, as part of the Group’s ongoing strategic review, the Directors and its advisors are evaluating a number of near-term funding options potentially available to the Group, including fundraising, the partnering of assets and technologies or the sale of the Company. After considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

Except as described below, the accounting policies adopted are consistent with those of the financial statements for the year ended 31 December 2018, as described in those financial statements.

Accounting standards adopted in the period

New standards impacting the Group that were adopted in the annual financial statements for the year ended 31 December 2019, and which have given rise to changes in the Group’s accounting policies are:

•	IFRS 16 Leases (IFRS 16); and

•	IFRIC 23 Uncertainty over Income Tax Treatments (IFRIC 23)

Details of the impact these two standards have had are given in note 10. Other new and amended standards and Interpretations issued by the IASB that will apply for the first time in the next annual financial statements are not expected to impact the Group as they are either not relevant to the Group’s activities or require accounting which is consistent with the Group’s current accounting policies.

Revenue

Revenue

Revenue is accounted for in line with principles of IFRS 15 ‘Revenue from contracts with customers’

Revenue from licensing agreements

The Group entered into a Licence Agreement during 2019. The licence consists of two distinct performance conditions, which is the grant of the license to use of its intellectual property (“IP”) and the supply of Product. After the Company has granted the license, and the Product is granted applicable marketing authorizations in the EU, the US, or the UK, France, Germany or Switzerland and China, there are no further obligations to participate in, or provide additional services to its customer. The transaction price for the grant of the license to use the Company’s IP comprises of fixed and variable payment streams and the grant of the license is considered to be a right to use IP. Upfront fees earned, are recognised as revenue at a point in time, upon transfer of control over the license to the licensee and the grant of the applicable marketing authorisation by the relevant statutory authority. Revenue from variable consideration, which is contingent on achievements of future milestones is recognised as revenue when it is highly probable the revenue will not reverse, that is when the underlying contingencies have been resolved. For future royalty payments associated with a license, the Company applies the IFRS 15 exception for sales-based royalties and recognises the revenue only when the subsequent sale occurs.

Supply of Goods

Revenue from sales of goods to customer are recognised when all performance obligations are met. These criteria are considered to be met when the goods are delivered to the customer. Revenue represents the full list price of products shipped to wholesalers and other customers less product returns, discounts, rebates and other incentives based on the sales price.

Supply of Services

Revenue from the supply of services is subject to specific agreement. This is recognised over the contract term, proportionate to the progress in overall satisfaction of the performance obligations (the services performed by the Group), measured by cost incurred to date out of total estimate of costs.

Milestones

The Group’s revenue also include milestone income from research and development contracts. Milestone income is recognised as revenue in the accounting period in which the milestones are achieved. Milestones are agreed on a project by project basis and will be evidenced by set deliverables.

Grant revenue

Where grant income is received, which is not a direct re-imbursement of related costs and at the point at which the conditions have been met for recognition as income, this has been shown within grant revenue.

2.	Finance income and expense

	2019 £’000	2018 £’000	2017 £’000
Finance income
Interest received on bank deposits	8	2	15
Gain on equity settled derivative financial liability	484	–	400
Total finance income	492	2	415

The gain on the equity settled derivative financial liability in 2019 arose as a result of the reduction in share price. The gain in 2017 arose due to the reduction in the share price and the lapsing of associated warrants and options as set out in note 8.

	2019 £’000	2018 £’000	2017 £’000
Finance expense
Bank loans	6	587	18
Other loans	91	–	91
Total finance expense	97	587	109

3.	Taxation

	2019 £’000	2018 £’000	2017 £’000
Current tax credit
Current tax credited to the income statement	1,782	1,952	1,253
Taxation payable in respect of foreign subsidiary	–	(67)	–
Adjustment in respect of prior year	3	128	–
	1,785	2,013	1,253
Deferred tax credit
Reversal of temporary differences	–	19	12
Total tax credit	1,785	2,032	1,265

There was no tax charge relating to discontinued operations for 2018 and 2017.

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2019 £’000	2018 £’000	2017 £’000
Loss for the year, continuing and discontinued operations	(10,085)	(15,030)	(16,064)
Income tax credit – continuing operations	(1,785)	(2,032)	(1,265)
Loss before tax	(11,870)	(17,062)	(17,329)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 19% (2018: 19%, 2017: 19.25%)	(2,255)	(3,241)	(3,336)
Expenses not deductible for tax purposes	1,087	2,492	412
Unrelieved tax losses and other deductions	(114)	–	–
Adjustment in respect of prior period	(3)	(129)	–
Surrender of tax losses for R&D tax refund	(1,810)	(1,955)	(1,196)
Unrelieved tax losses and other deductions arising in the period	–	(220)	(156)
Foreign exchange differences	1	(26)	(84)
Deferred tax not recognised	1,309	1,047	3,095
Total tax credited to the income statement	(1,785)	(2,032)	(1,265)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

4.	Loss per share

	2019 £’000		2018 £’000		2017 £’000
Numerator
Loss used in basic EPS and diluted EPS:
Continuing operations	(9,138)		(10,368)		(11,705)
Discontinued operations	(947)		(4,662)		(4,359)
Denominator
Weighted average number of ordinary shares used in basic EPS:	18,330,588		3,056,303		2,565,866
Basic and diluted loss per share:
Continuing operations – pence	(50	)p	(339	)p	(456	)p
Discontinued operations – pence	(5	)p	(153	)p	(170	)p

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. The denominator has been calculated to reflect the share consolidation.

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis for all periods shown.

5.	Intangible assets

The individual intangible assets, excluding goodwill, which are material to the financial statements are:

	Carrying amount			Remaining amortisation period
	2019 £’000	2018 £’000	2017 £’000	2019 (years)	2018 (years)	2017 (years)
Midatech Pharma (Wales) Limited acquired IPRD	9,300	9,300	9,300	n/a in process	n/a in process	n/a in process
Midatech Pharma US, Inc., product and marketing rights	–	–	1,995	n/a	n/a	Between 1 and 3
Zuplenz® product and marketing rights	–	–	2,122	n/a	n/a	11
MTX110 acquired IPRD	778	778	778	n/a in process	n/a in process	n/a in process
	10,078	10,078	14,195

6.	Impairment testing

Midatech Pharma (Wales) Ltd

Details of goodwill and IPRD allocated to the acquired cash generating unit and the valuation basis are as follows:

Name	Indefinite lived
	IPRD carrying amount			Goodwill carrying amount
	2019 £’000	2018 £’000	2017 £’000	2019 £’000	2018 £’000	2017 £’000	Valuation Basis
CGU – Midatech Pharma (Wales) Ltd	9,300	9,300	9,300	2,291	2,291	2,291	Value in use

The assets of the Midatech Pharma Wales Ltd (‘MPW’) CGU were valued as at 31 December 2019, 2018 and 2017 and were found to support the IPRD and goodwill carrying amounts set out above. The IPRD was valued using 12-13 year (2018: 12–13 year; 2018: 13-14 year), risk adjusted cash flow forecasts, in line with patent life, that have been approved by the Board. A period longer than 5 years is appropriate on the basis that the investment is long term and the development and commercialisation process is typically in excess of 5 years. Beyond the period from product launch and initial market penetration, a long term growth rate of Nil was used.

In 2017 an impairment charge of £1.5m was recorded in the MPW CGU as a result of the impairment of the Opsisporin IPRD, primarily due to a strategic review concluding that the product is outside of Midatech’s strategic focus and as a result the decision was made not to continue with the programme at this point. At the same time the carrying value of a component of IPRD was reduced from £1.5m to nil. The resulting charge was shown separately within the consolidated statement of income.

The key assumptions used in the valuation model examining the MPW Ltd cash generating unit include the following:

Assumptions	2019	2018	2017
Pre-tax discount rate	18.4%	17.7%	17.9%
Cumulative probability of success of projects	81%	81%	81%

The discount rate is an estimated market-based weighted average cost of capital for the MPW business, determined at the date of acquisition. Cumulative probability of success of projects is the product of the probability of success of each remaining major phase of development for each individual IPRD component. These phase probabilities were determined by management with reference to the risks associated with each remaining development stage.

Sensitivity analysis

If any one of the following changes were made to the above key assumptions, the carrying value and recoverable amount would be equal.

Assumptions	2019	2018	2017
Pre-tax discount rate for all projects	increase to 21%	increase to 29.8%	increase to 21.0%
Cumulative probability of success of project	59%	34%	57%

Refer to note 11 for post balance sheet event

7.	Borrowings

	2019 £’000	2018 £’000	2017 £’000
Current
Bank loans	-–	4	11
Lease liabilities	233	80	39
Government and research loans	179	284	311
Total	412	368	361
Non-current
Bank loans	–	–	5,207
Lease liabilities	912	170	29
Government and research loans	4,758	714	949
Total	5,670	884	6,185

Book values approximate to fair value at 31 December 2019, 2018 and 2017.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

Government loans in Spain

In September 2019, Midatech Pharma España SL received €6.6m of funding awarded under the Spanish Government Reindustrialization programme, following it providing a €2.9 million cash-backed guarantee. The funds are to be used to support Midatech’s manufacturing scale-up facilities construction. The loan is a term loan which carries an interest rate below the market rate and is repayable over periods through to 2029. The loan carries a default interest rate in the event of scheduled repayments not being met. On initial recognition, the loan is discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognised.

There are three other outstanding government loans which have been received by Midatech Pharma España SL for the finance of research, technical innovation and the construction of their laboratory. The loans are term loans which carry an interest rate below the market rate, and are repayable over periods through to 2024. The loans carry default interest rates in the event of scheduled repayments not being met. On initial recognition, the loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognised.

The deferred revenue element of the government loans is designated as deferred revenue and Government grants.

Midcap Loan Facility

In December 2017, Midatech Pharma entered into a secured loan agreement with Midcap Financial Trust (MidCap). The total facility was for $15m to be drawn down in three separate tranches. Interest was charged on the outstanding balance of the loan at an annual rate of LIBOR plus 7.5% subject to a LIBOR floor of 1.25%. MidCap was granted 247,881 warrants to purchase shares which was equal to 2% of the amount funded divided by the Exercise Price of £0.42. The Exercise Price was calculated as the average closing price for the 30-day period prior to the date of grant. The loan was secured against the assets of the Group.

The first tranche of $7m was drawn down on 28 December 2017 and is disclosed under bank loans. This loan was repaid on 31 October 2018.

8.	Derivative financial liability – current

	2019 £’000	2018 £’000	2017 £’000
Equity settled derivative financial liability	–	–	–
At 1 January	–	–	400
Warrants issued	1,148	–	–
Gain recognised in finance income within the consolidated statement of comprehensive income	(484)	–	(400)
At 31 December	664	–	–

Equity settled derivative financial liability is a liability that is not to be settled for cash.

In October 2019 the Group issued 63,000,000 warrants in the ordinary share capital of the company as part of a Registered Direct Offering. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Monte Carlo model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement.

At 31 December 2019 63,000,000 warrants were outstanding.

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those issued in October 2019. The financial liability is valued using the Black-Scholes option pricing model.

At 31 December 2017 a further 166,058 options and 489,318 warrants had lapsed and the share price had fallen to £0.36 which results in a gain of £0.40m on re-measurement which was credited to finance income during 2017.

At 31 December 2018 a further 176,935 options and 776,889 warrants had lapsed and the share price had fallen to £0.06. As the liability had already been reduced to zero there was no movement on re-measurement.

At 31 December 2019 a further 66,640 options and 2,231,644 warrants had lapsed and the share price had fallen to £0.028. As the liability had already been reduced to zero there was no movement on re-measurement.

9.	Share capital

Authorised, allotted and fully paid – classified as equity	2019 Number	2019 £	2018 Number	2018 £	2017 Number	2017 £
At 31 December
Ordinary shares of £0.00005 each	469,899,613	23,495	61,184,135	3,059	61,084,135	3,054
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
Total		1,023,496		1,003,060		1,003,055

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate it’s ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. The above table does not reflect the share consolidation.

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value 0.005 pence each. Ordinary and deferred shares were recorded as equity.

Rights attaching to the shares following the incorporation of Midatech Pharma plc

Shares classified as equity

The holders of ordinary shares in the capital of the Company have the following rights:

(a) to receive notice of, to attend and to vote at all general meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder; and,

(b) to receive such dividend as is declared by the Board on each share held.

The holders of deferred shares in the capital of the Company:

(a) shall not be entitled to receive notice of or to attend or speak at any general meeting of the Company or to vote on any resolution to be proposed at any general meeting of the Company; and

(b) shall not be entitled to receive any dividend or other distribution of out of the profits of the Company.

In the event of a distribution of assets, the deferred shareholders shall receive the nominal amount paid up on such share after the holder of each ordinary share shall have received (in cash or specie) the amount paid up or credited as paid up on such ordinary share together with an additional payment of £100 per share. The Company has the authority to purchase the deferred shares and may require the holder of the deferred shares to sell them for a price not exceeding 1p for all the deferred shares.

		Ordinary Shares Number	Deferred Shares Number	Share Price £	Total consideration £’000
At 1 January 2017		48,699,456	1,000,001		63,713
2017
19 May 2017	Share issue to SIPP trustee	20,000	–	0.00005	–
16 October 2017	Placing and Open Offer	12,314,679	–	0.5	6,157
7 November 2017	Share issue to SIPP trustee	50,000	–	0.00005	–
At 31 December 2017		61,084,135	1,000,001		69,870
2018
1 August 2018	Share issue to SIPP trustee	100,000	–	0.00005	–
At 31 December 2018		61,184,135	1,000,001		69,870
2019
26 February 2019	Subscription, Placing and Open Offer	348,215,478	–	0.0385	13,406
8 October 2019	Share issue to SIPP trustee	500,000	–	0.00005	–
29 October 2019	Registered Direct Offering	60,000,000	–	0.0394	2,362
At 31 December 2019		469,899,613	1,000,001		85,638

10.	Effects of changes in accounting policies

The Group adopted IFRS 16 and IFRIC 23 with a transition date of 1 January 2019. The Group has chosen not to restate comparatives on adoption of both standards, and therefore, the revised requirements are not reflected in the prior year financial statements. Rather, these changes have been processed at the date of initial application (i.e. 1 January 2019) and recognised in the opening equity balances. Details of the impact these two standards have had are given below. Other new and amended standards and Interpretations issued by the IASB did not impact the Group as they are either not relevant to the Group’s activities or require accounting which is consistent with the Group’s current accounting policies.

IFRS 16 Leases

Effective 1 January 2019, IFRS 16 has replaced IAS 17 Leases and IFRIC 4 Determining whether an Arrangement Contains a Lease.

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, together with options to exclude leases where the lease term is 12 months or less, or where the underlying asset is of low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17, with the distinction between operating leases and finance leases being retained. The Group does not have significant leasing activities acting as a lessor.

Transition Method and Practical Expedients Utilised

The Group adopted IFRS 16 using the modified retrospective approach, with recognition of transitional adjustments on the date of initial application (1 January 2019), without restatement of comparative figures, to all contracts in existence on or after 1 January 2019, except for leases of low value based on the value of the underlying asset when new or for short-term leases with a lease term of 12 months or less.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most leases. However, the Group has elected not to recognise right-of-use assets and lease liabilities for some leases of low value assets based on the value of the underlying asset when new or for short-term leases with a lease term of 12 months or less.

On adoption of IFRS 16, the Group recognised right-of-use assets and lease liabilities in relation to leases of property, which had previously been classified as operating leases.

On adoption of IFRS 16, the Group recognised right-of-use assets and lease liabilities as follows:

Classification Under IAS17	Right-of-use assets	Lease liabilities
All other operating leases	Property leases: Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.	Lease liabilities were measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as at 1 January 2019. The Group’s incremental borrowing rate is the rate at which a similar borrowing could be obtained from an independent creditor under comparable terms and conditions. The weighted-average rate applied was 3%.

Finance leases	Measured based on the carrying values for the lease assets and liabilities immediately before the date of initial application (i.e. carrying values brought forward, unadjusted).

The following table presents the impact of adopting IFRS 16 on the statement of financial position as at 1 January 2019:

		31 December 2018	IFRS 16	1 January 2019
	Adjustments	As originally presented £’000	£’000	£’000
Assets
Right-of-use asset	(a)	–	395	395
Other receivables	(b)	1,564	152	1,716

Liabilities
Lease liabilities	(c)	(250)	(547)	(796)

The adjustments to right-of-use asset is as follows:

£’000
a) Right-of-use assets	395
b) Lease receivable on sub-let property	152
c) The following table reconciles the minimum lease commitments disclosed in the Group’s 31 December 2018 annual financial statements to the amount of lease liabilities recognised on 1 January 2019:

1 January 2019 £’000
Minimum operating lease commitment as 31 December 2018	577
Less: low value leases not recognised under IFRS16	(5)
Less: effect of discounting using incremental borrowing rate as at the date of initial application	(25)
Lease liabilities recognised at 1 January 2019	547

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation requires:

•	The Group to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	The Group to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and
•	If it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Group elected to apply IFRIC 23 retrospectively with any cumulative effect to be recorded in retained earnings as at the date of initial application, 1 January 2019. The adoption of IFRIC 23 did not result in a change in corporate tax liabilities or assets.

11.	Post balance sheet events

In January 2020, a study of subcutaneous administration of MTD201 compared with traditional intramuscular administration in healthy volunteers showed similar pharmacokinetics and bioavailability, offering the potential for a differentiated, more patient-friendly product profile.

In March 2020, an exploratory study was initiated by Columbia University in five patients with DIPG using an alternative convection enhanced delivery system.

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. At the same meeting a resolution was passed to change the ratio of the Company's

American Depositary Receipts ("ADRs"). This will change from one ADR representing 20 Existing Ordinary Shares to one ADR representing five new ordinary shares.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. As of the date of these Accounts, the Group’s operations have been significantly curtailed temporarily due to restrictions imposed by governments.

We cannot reasonably estimate the length or severity of this pandemic and related restrictions. Some factors from the COVID-19 outbreak that we believe will adversely affect our current and planned drug development activities include:

•	the diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring;

•	interruption in global shipping affecting the transport of clinical trial materials, such as investigational drug product used in our trials; and

•	employee absences that delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

On 31 March 2020 the Company announced that the Board had concluded, in the context of its current cash runway, that the Company was unlikely to conclude a license transaction or raise sufficient funds to continue the required remaining investment in MTD201 on a timely basis. The Board therefore decided to terminate further inhouse development of the MTD201 programme with immediate effect. The Company will continue to seek licensing partners for this asset.

In line with the decision to terminate MTD201, the Board also took the difficult decision to close the Company’s MTD201 dedicated manufacturing facilities in Bilbao and offer redundancy to all 42 employees. In addition, a further five UK-based employees in clinical research and administrative roles are being offered redundancy.

Following these changes, Midatech’s remaining 20 employees and operations are concentrated in Cardiff. The Company’s near term goal is to deploy its proprietary drug delivery technologies to formulate a compelling portfolio of novel first-in-class sustained release formulations of products with significant commercial potential for licensing to pharmaceutical company partners at proof of concept stage. With the exception of our ongoing commitments with respect to MTX110 clinical trials, the Company has no plans to undertake additional trials in humans unless a license partner or grant funding has been secured.

The Board continues to consider options for extracting value from the Company’s technologies including providing formulation services to biopharmaceutical partners and partnering its existing and upcoming proof of concept formulations and/or partnering a technology.

The provisional estimated one-time cash outflows and non-cash costs of these actions are expected to be as follows:

Estimated cash outflow £’000
Staff redundancy	933
Repayment of loans, net of deposit returned	3,569
Property lease termination costs	–
Settlement of lease liabilities	131
Repayment of grant funding	230
Other	70
4,933
Estimated non-cash costs £’000
Impairment of acquired IPRD	9,300
Impairment of goodwill	2,291
Write down of tangible assets to net realisable value	975
Right of use asset adjustment	(61)
Other	(186)
12,319

The above table includes 100% impairment of acquired IPRD and goodwill, in a worst case scenario. The final outcome will depend on the Directors progress with the strategic options which commenced in April 2020.

The cash outflows and non-cash costs will be reflected in the Company’s financial statements for 2020.

On 20 April 2020, the Company announced an update to the strategic review including the appointment of an adviser and start of a ‘formal sale process’ under the Takeover Code.

On 18 May 2020, the Company announced that it had raised gross proceeds of £4.3 million (before expenses) by way of a placing to investors in the UK ("UK Placing") of 6,666,666 Units (each Unit comprising one new ordinary share of 0.1p each ("Placing Share") and one warrant ("UK Warrant")) at an issue price of £0.27 per Unit and by way of a registered direct offering and concurrent private placement in the United States (the "U.S. Registered Direct Offering") for 1,818,182 American Depositary Shares ("ADSs") (each ADS representing five of the Company's Ordinary Shares) and unregistered warrant to purchase ADS's ("ADS Warrants").

The pricing of the UK Placing was aligned to the pricing of the US Registered Direct Offering after adjusting for the one-for-five ratio of ordinary shares to ADS and the GBP: USD exchange rate.

The Placing Shares and the 9,090,910 Ordinary Shares representing the ADS's represent approximately 40 per cent. of the issued share capital of the Company as enlarged by the UK Placing and the US Registered Direct Offering.

On 8 June 2020, the Company received a letter sent on behalf of Secura Bio, Inc. (“Secura Bio”), dated 1 June 2020, purporting to terminate a License Agreement, dated 5 June 2017 (the “Secura License Agreement”), by and between Midatech Limited and Novartis AG, which Novartis AG subsequently transferred to Secura Bio. Pursuant to the Secura License Agreement, Midatech Limited was granted a non-exclusive worldwide, sublicenseable license to certain patents of panobinostat, the active pharmaceutical ingredient of the Company’s development product MTX110. Midatech Limited’s rights are limited to the treatment of brain cancer in humans, administered by convection-enhanced delivery. The Company plans to continue to pursue development of MTX110 and the strategic review process previously disclosed. The Company is also reviewing with its outside counsel remedies it may have if Secura Bio does not withdraw the notice and otherwise cease to interfere with its ongoing business and strategic review process, which the Company has formally requested. The Company is evaluating available actions to protect its rights under the Secura License Agreement and its assets.